Exhibit 99.1

21Vianet Group, Inc. Reports First Quarter 2017 Unaudited Financial Results

BEIJING, May 25, 2017 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2017. The Company will hold a conference call at 8:00 p.m. Eastern Time on Thursday, May 25, 2017. Dial-in details are provided at the end of the release.

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “We started 2017 with solid execution and improvement on our overall financial and operating results, as our restructuring efforts started to bear fruit. In particular, our hosting and related services continued to witness strong growth momentum in the first quarter, but was partially offset by the competitive challenges we faced in our managed network services (MNS) business. With respect to the development of our partnership with Warburg Pincus, we are finalizing one of the asset transfers for the initial joint venture, as well as exploring new data center project opportunities. In addition, by leveraging our abundant partnership resources and strong expertise and technology advantages, we aim to provide more hybrid IT services that encompass all customer needs. Going forward, we will continue our restructuring efforts by focusing on expanding our core retail colocation business as well as our cloud-neutral platform, optimizing our MNS business, shifting towards an asset-light business model, and capitalizing upon the new growth opportunities in the market such as wholesale data center services and hybrid IT solutions. We are confident in our ability to fortify our leading position as an internet infrastructure services provider and generate incremental value for our shareholders.”

Mr. Terry Wang, Chief Financial Officer of the Company, further commented, “In the first quarter of 2017, our total net revenues was RMB862.2 million, which came in above the mid-point of our guidance. This was primarily due to an increase in revenue from our core hosting and related services business, which grew 18.5% year-over-year. We were able to expand the number of cabinets while improving our utilization rate. We increased the number of self-built cabinets while simultaneously decreasing the number of partnered cabinets, which had a positive effect on our gross margins. And while revenues from MNS declined, we implemented cost controls and expense reduction measures to limit the impact on EBITDA. As a result, our overall adjusted EBITDA was RMB100.3 million, exceeding the high-end of our guidance, and net loss narrowed by 22.8% to RMB116.8 million. These results can be directly linked to the strong execution of our business restructuring strategy. As we move forward with our restructuring plan, we believe we are well positioned to further drive topline growth, lift operational efficiency and improve our profitability.”

First Quarter 2017 Financial Results

REVENUES: Net revenues were RMB862.2 million (US$125.3 million) in the first quarter of 2017 compared to RMB862.3 million in the comparative period in 2016. Net revenues remained flat due to the increase in revenues from hosting and related services being offset by the decrease in revenues from MNS.

million (US$102.7 million) in the first quarter of 2017 compared to RMB596.5 million in the comparative period in 2016. The increase was primarily due to an increase in total number of billable cabinets and utilization rate.

Net revenues for MNS were RMB155.5 million (US$22.6 million) in the first quarter of 2017 compared to RMB265.8 million in the comparative period in 2016. The decrease was primarily due to intensified competition and pricing pressure.

GROSS PROFIT: Gross profit was RMB180.5 million (US$26.2 million) in the first quarter of 2017 compared to RMB169.0 million in the comparative period in 2016. Gross margin was 20.9% in the first quarter of 2017 compared to 19.6% in the comparative period in 2016. The increase was primarily due to a shift towards more self-built cabinets and a reduction in the number of partnered cabinets.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, was RMB211.6 million (US$30.7 million) in the first quarter of 2017 compared to RMB211.1 million in the comparative period in 2016. Adjusted gross margin was 24.5% in the first quarter of 2017 compared to 24.5% in the comparative period in 2016.

OPERATING EXPENSES: Total operating expenses was RMB252.6 million (US$36.7 million) in the first quarter of 2017 compared to RMB254.5 million in the comparative period in 2016.

Adjusted operating expenses, which excludes share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, were RMB250.9 million (US$36.5 million) in the first quarter of 2017 compared to RMB219.5 million in the comparative period in 2016. As a percentage of net revenues, adjusted operating expenses were 29.1% in the first quarter of 2017 compared to 25.5% in the comparative period in 2016.

Sales and marketing expenses were RMB65.8 million (US$9.6 million) in the first quarter of 2017 compared to RMB77.3 million in the comparative period in 2016. The decrease was primarily due to reduced agency fees.

General and administrative expenses were RMB135.8 million (US$19.7 million) in the first quarter of 2017 compared to RMB133.8 million in the comparative period in 2016.

Research and development expenses were RMB38.4 million (US$5.6 million) in the first quarter of 2017 compared to RMB41.9 million in the comparative period in 2016.

Bad debt provisions were RMB15.5 million (US$2.2 million) in the first quarter of 2017. We had negligible bad debt provisions in the comparative period in 2016.

Changes in the fair value of contingent purchase consideration payable was a gain of RMB2.9 million (US$0.4 million) in the first quarter of 2017 compared to a loss of RMB1.5 million in the comparative period in 2016.

ADJUSTED EBITDA: Adjusted EBITDA, which excludes share-based compensation expenses and changes in the fair value of contingent purchase consideration payable was RMB100.3 million (US$14.6 million) in the first quarter of 2017 compared to RMB108.6 million in the comparative period in 2016. Adjusted EBITDA margin was 11.6% in the first quarter of 2017 compared to 12.6% in the comparative period in 2016.

Adjusted EBITDA for hosting and related services was RMB152.7 million (US$22.2 million) in the first quarter of 2017 compared to RMB94.1 million in the comparative period in 2016.

Adjusted EBITDA for MNS was negative RMB52.4 million (US$7.6 million) in the first quarter of 2017 compared to positive RMB14.5 million in the comparative period in 2016.

NET PROFIT/LOSS: Net loss was RMB116.8 million (US$17.0 million) in the first quarter of 2017 compared to RMB151.3 million in the comparative period in 2016.

Adjusted net loss, which excludes share-based compensation expenses, amortization of intangible assets derived from acquisitions, and changes in the fair value of contingent purchase consideration payable and related deferred tax impact, was RMB84.0 million (US$12.2 million) in the first quarter of 2017 compared to RMB73.8 million in the comparative period in 2016. Adjusted net margin was negative 9.7% in the first quarter of 2017 compared to negative 8.6% in the comparative period in 2016.

LOSS PER SHARE: Diluted loss per share was RMB0.17 in the first quarter of 2017, which represents the equivalent of RMB1.02 (US$0.15) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares.

Adjusted diluted loss per share was RMB0.12 in the first quarter of 2017, which represents the equivalent of RMB0.72 (US$0.10) per ADS. Adjusted diluted loss per share is calculated using adjusted net loss divided by the weighted average number of shares.

As of March 31, 2017, the Company had a total of 678.6 million ordinary shares outstanding, or the equivalent of 113.1 million ADS.

BALANCE SHEET: As of March 31, 2017, the Company’s cash and cash equivalents and short-term investment were RMB1.26 billion (US$183.7 million).

First quarter 2017 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB8,363 in the first quarter of 2017, compared to RMB8,490 in the fourth quarter of 2016.

•	Total cabinets under management increased to 26,394 as of March 31, 2017 from 26,380 as of December 31, 2016, with 19,518 cabinets in the Company’s self-built data centers and 6,876 cabinets in its partnered data centers.

•	Utilization rate increased to 75.8% in the first quarter of 2017, compared to 75.2% in the fourth quarter of 2016.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.48% in the first quarter of 2017, compared to 0.55% in the fourth quarter of 2016.

Recent Developments

In late March of 2017, the Company was approved as a silver level partner for Akamai’s NetAlliance Program. As a NetAlliance partner, the Company will be able to leverage the exceptional brand of Akamai, a global leader in Content Delivery Network (CDN) services, to profitably grow 21Vianet’s CDN business.

Financial Outlook

For the second quarter of 2017, the Company expects net revenues to be in the range of RMB870 million to RMB910 million, compared to RMB910.8 million in the prior year period. Adjusted EBITDA is expected to be in the range of RMB100 million to RMB120 million, compared to RMB15.5 million in the prior year period.

Conference Call

The Company will hold a conference call on Thursday, May 25, 2017 at 8:00 pm U.S. Eastern Time, or Friday, May 26, 2017 at 8:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	16187549

The replay will be accessible through June 2, 2017, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	16187549

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8832 to US$1.00, the noon buying rate in effect on March 31, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xueli Song

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2016	March 31, 2017
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,297,418	779,513	113,249
Restricted cash	1,963,561	2,065,166	300,030
Accounts and notes receivable, net	655,459	720,858	104,727
Short-term investments	277,946	484,949	70,454
Inventories	4,431	4,585	666
Prepaid expenses and other current assets	777,131	862,661	125,328
Amount due from related parties	182,615	183,546	26,666

Total current assets	5,158,561	5,101,278	741,120
Non-current assets:
Property and equipment, net	3,781,613	3,795,852	551,466
Intangible assets, net	977,341	941,918	136,843
Land use rights, net	167,646	166,687	24,216
Deferred tax assets	100,676	96,859	14,072
Goodwill	1,755,970	1,755,970	255,110
Long term investments	298,871	301,296	43,773
Restricted cash	33,544	3,551	516
Other non-current assets	147,302	124,224	18,047

Total non-current assets	7,262,963	7,186,357	1,044,043

Total assets	12,421,524	12,287,635	1,785,163

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	1,683,676	1,638,676	238,069
Accounts and notes payable	529,569	590,059	85,725
Accrued expenses and other payables	787,916	700,306	101,741
Deferred revenue	320,023	281,466	40,892
Advances from customers	201,397	313,296	45,516
Income taxes payable	21,899	28,608	4,156
Amounts due to related parties	121,928	126,953	18,444
Current portion of long-term bank borrowings	39,303	42,361	6,154
Current portion of capital lease obligations	243,723	259,469	37,696
Current portion of deferred government grant	5,107	4,959	720
Current portion of bonds payable	419,316	419,905	61,004

Total current liabilities	4,373,857	4,406,058	640,117

Non-current liabilities:
Long-term bank borrowings	268,221	272,227	39,549
Deferred revenue	62,531	58,014	8,428
Unrecognized tax benefits	28,689	29,781	4,327
Deferred tax liabilities	274,700	271,123	39,389
Non-current portion of capital lease obligations	536,623	541,828	78,717
Non-current portion of deferred government grant	25,886	24,732	3,593

Total non-current liabilities	1,196,650	1,197,705	174,003

Redeemable noncontrolling interests	700,000	700,000	101,697

Shareholders’ equity
Treasury stock	(204,557)	(270,978)	(39,368)
Ordinary shares	45	45	7
Additional paid-in capital	9,015,846	9,027,182	1,311,480
Accumulated other comprehensive gain	118,290	105,374	15,309
Statutory reserves	64,622	66,062	9,598
Accumulated deficit	(2,869,031)	(2,970,265)	(431,523)

Total 21Vianet Group, Inc. shareholders’ equity	6,125,215	5,957,420	865,503

Noncontrolling interest	25,802	26,452	3,843
Total shareholders’ equity	6,151,017	5,983,872	869,346

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	12,421,524	12,287,635	1,785,163

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	596,484	703,174	706,711	102,672
Managed network services	265,788	197,473	155,466	22,586

Total net revenues	862,272	900,647	862,177	125,258
Cost of revenues	(693,292)	(717,276)	(681,700)	(99,038)

Gross profit	168,980	183,371	180,477	26,220
Operating expenses
Sales and marketing	(77,315)	(92,018)	(65,832)	(9,564)
Research and development	(41,857)	(38,425)	(38,387)	(5,577)
General and administrative	(133,806)	(186,744)	(135,803)	(19,730)
Bad debt provision	5	(47,450)	(15,465)	(2,247)
Changes in the fair value of contingent purchase consideration payable	(1,481)	67,197	2,867	417
Impairment of long-lived assets	—	(392,947)	—	—

Total operating expenses	(254,454)	(690,387)	(252,620)	(36,701)

Operating loss	(85,474)	(507,016)	(72,143)	(10,481)
Interest income	8,882	4,839	8,252	1,199
Interest expense	(55,692)	(40,652)	(37,027)	(5,379)
Other income	1,106	555	4,826	701
Other expense	(1,104)	(1,825)	(1,562)	(227)
Foreign exchange (loss) gain	(5,243)	28,849	(5,481)	(796)

Loss before income taxes and gain from equity method investments	(137,525)	(515,250)	(103,135)	(14,983)
Income tax (expense) benefit	(14,994)	17,818	(16,127)	(2,343)
Gain from equity method investments	1,201	12,225	2,425	352
Net loss	(151,318)	(485,207)	(116,837)	(16,974)

Net loss attributable to noncontrolling interest	8,518	225,353	17,043	2,476

Net loss attributable to ordinary shareholders	(142,800)	(259,854)	(99,794)	(14,498)

Loss per share
Basic	(0.28)	(0.69)	(0.17)	(0.02)
Diluted	(0.28)	(0.69)	(0.17)	(0.02)
Shares used in loss per share computation
Basic*	525,041,586	681,210,352	678,649,016	678,649,016
Diluted*	525,041,586	681,210,352	678,649,016	678,649,016

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.68)	(4.14)	(1.02)	(0.15)
Diluted	(1.68)	(4.14)	(1.02)	(0.15)

*	Shares used in loss per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
Gross profit	168,980	183,371	180,477	26,220
Plus: share-based compensation expense	3,925	1,865	(222)	(32)
Plus: amortization of intangible assets derived from acquisitions	38,197	37,369	31,372	4,558

Adjusted gross profit	211,102	222,605	211,627	30,746

Adjusted gross margin	24.5%	24.7%	24.5%	24.5%
Operating expenses	(254,454)	(690,387)	(252,620)	(36,701)
Plus: share-based compensation expense	33,468	54,808	4,545	660
Plus: changes in the fair value of contingent purchase consideration payable	1,481	(67,197)	(2,867)	(417)
Plus: impairment of long-lived assets	—	392,947	—	—

Adjusted operating expenses	(219,505)	(309,829)	(250,942)	(36,458)

Net loss	(151,318)	(485,207)	(116,837)	(16,974)
Plus: share-based compensation expense	37,393	56,673	4,323	628
Plus: amortization of intangible assets derived from acquisitions	38,197	37,369	31,372	4,558

Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	1,976	(67,874)	(2,867)	(417)
Plus: impairment of long-lived assets	—	392,947	—	—

Adjusted net loss	(73,752)	(66,092)	(84,009)	(12,205)

Adjusted net margin	-8.6%	-7.3%	-9.7%	-9.7%
Net loss	(151,318)	(485,207)	(116,837)	(16,974)
Minus: Provision for income taxes	(14,994)	17,818	(16,127)	(2,343)
Minus: Interest income	8,882	4,839	8,252	1,199
Minus: Interest expenses	(55,692)	(40,652)	(37,027)	(5,379)
Minus: Exchange (loss) gain	(5,243)	28,849	(5,481)	(796)
Minus: Gain from equity method investment	1,201	12,225	2,425	352
Minus: Other income	1,106	555	4,826	701
Minus: Other expenses	(1,104)	(1,825)	(1,562)	(227)
Plus: depreciation	108,940	130,486	129,609	18,830
Plus: amortization	46,222	46,092	41,344	6,007
Plus: share-based compensation expense	37,393	56,673	4,323	628
Plus: changes in the fair value of contingent purchase consideration payable	1,481	(67,197)	(2,867)	(417)
Plus: impairment of long-lived assets	—	392,947	—	—

Adjusted EBITDA	108,562	51,985	100,266	14,567

Adjusted EBITDA margin	12.6%	5.8%	11.6%	11.6%

Adjusted net loss	(73,752)	(66,092)	(84,009)	(12,205)
Less: Net loss attributable to noncontrolling interest	8,518	225,353	17,043	2,476
Adjusted net (loss) profit attributable to the Company’s ordinary shareholders	(65,234)	159,261	(66,966)	(9,729)

Adjusted loss per share
Basic	(0.14)	(0.08)	(0.12)	(0.02)
Diluted	(0.14)	(0.08)	(0.12)	(0.02)
Shares used in adjusted loss per share computation:
Basic*	525,041,586	681,210,352	678,649,016	678,649,016
Diluted*	525,041,586	700,264,943	678,649,016	678,649,016
Adjusted loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.84)	(0.48)	(0.72)	(0.10)
Diluted	(0.84)	(0.48)	(0.72)	(0.10)

*	Shares used in adjusted loss/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	December 31, 2016	March 31, 2017
	RMB	RMB	US$
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(485,207)	(116,837)	(16,974)

Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange (loss) gain	(28,849)	5,481	796
Changes in the fair value of contingent purchase consideration payable	(67,197)	(2,867)	(417)
Depreciation of property and equipment	130,486	129,609	18,830
Amortization of intangible assets	44,860	41,344	6,007
Gain on disposal of property and equipment	12,101	—	—
Provision for doubtful accounts and other receivables	48,706	15,465	2,247
Share-based compensation expense	56,672	4,323	628
Deferred income taxes (benefit) expense	(31,605)	240	35
Gain from equity method investment	(12,225)	(2,425)	(352)
Impairment of long-lived assets	392,947	—	—
Changes in operating assets and liabilities
Restricted cash	11,846	(24,102)	(3,502)
Inventories	1,617	(154)	(22)
Accounts and notes receivable	51,084	(80,864)	(11,748)
Unrecognized tax benefits	5,984	1,092	159
Prepaid expenses and other current assets	(10,221)	(85,428)	(12,411)
Amounts due from related parties	(6,359)	(1,082)	(157)
Accounts and notes payable	(20,145)	60,490	8,788
Accrued expenses and other payables	25,348	(4,161)	(606)
Deferred revenue	(9,192)	(43,074)	(6,258)
Advances from customers	12,473	111,899	16,257
Income taxes payable	(14,864)	6,709	975
Amounts due to related parties	4,031	7,892	1,147
Deferred government grants	(1,344)	(1,302)	(189)

Net cash generated from operating activities	110,947	22,248	3,233

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(136,544)	(99,432)	(14,446)
Purchases of intangible assets	(11,859)	(9,386)	(1,364)
Payment for asset acquisition	(6,859)	(15,053)	(2,187)
Proceeds from disposal of property and equipment	51	—	—
Receipt of loans from third parties	40,000	—	—
Payments for short-term investments	(272,914)	(207,003)	(30,074)
Proceeds received from maturity of short-term investments	10,000	—	—
Payments for long-term investments	(5,025)	—	—

Net cash used in investing activities	(383,150)	(330,874)	(48,071)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(76,284)	(48,515)	(7,048)
Proceeds from exercise of stock options	662	555	81
Proceeds from long-term bank borrowings	54,620	9,038	1,313
Proceeds from short-term bank borrowings	37,000	50,000	7,264
Repayments of short-term bank borrowings	(123,000)	(95,000)	(13,802)
Repayments of long-term bank borrowings	(27,003)	(1,974)	(287)
Consideration paid to selling shareholders	(142)	—	—
Prepayment for shares repurchase plan		—	—
Payments for shares repurchase plan	(1,603)	(41,192)	(5,984)
Rental prepayments and deposits for sales and leaseback transactions	(28,897)	(33,886)	(4,923)
Payments for capital leases	(32,719)	(32,055)	(4,657)
Contribution from noncontrolling interest in a subsidary	4,000	—	—

Net cash used in financing activities	(193,366)	(193,029)	(28,043)

Effect of foreign exchange rate changes on cash and short term investments	100,505	(16,250)	(2,361)
Net decrease in cash and cash equivalents	(365,064)	(517,905)	(75,242)
Cash and cash equivalents at beginning of period	1,662,482	1,297,418	188,491

Cash and cash equivalents at end of period	1,297,418	779,513	113,249